SEC FILE NUMBER: 000-14947
CUSIP NUMBER: 472319102
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q
	☐ Form 10D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: November 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

Full Name of Registrant

Former Name if Applicable
520 Madison Avenue, 12th Floor

Address of Principal Executive Office (Street and Number)
New York, New York 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
PART III — NARRATIVE
State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Plan was unable to coordinate the compilation and delivery of the documentation required by its independent registered public accounting firm to complete the annual audit.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Roland T. Kelly	310	914-1373

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2007	By:	/s/ Joshua L. Targoff
Joshua L. Targoff
Administrative Committee Member

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